UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 6951294, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Compugen Ltd.

Compugen Ltd.  (“Compugen”) disclosed today that it has achieved a second milestone pursuant to the cancer immunotherapy collaboration and license agreement (the “Agreement”) it entered on August 5, 2013 with Bayer HealthCare (“Bayer”).

The on-going collaboration provides for the development and commercialization of therapeutic antibodies against two checkpoint protein candidates discovered by Compugen. The milestone announced today relates to the second preclinical milestone for one of the two checkpoint protein candidates for which Compugen will receive a $6 million payment out of the $30 million potential milestone payments associated with the joint preclinical research for the two programs.

The Agreement provides the framework for the research, development, and commercialization of antibody-based therapeutics for cancer immunotherapy against two novel Compugen-discovered immune checkpoint regulators. Under the terms of the Agreement, Bayer and Compugen are jointly pursuing a preclinical research program for each of the two candidates. Subsequently, Bayer will have full control over further development, and have worldwide commercialization rights for potential cancer therapeutics.

Under the terms of the Agreement, Compugen has received an upfront payment of $10 million and is eligible to receive over $500 million in potential milestone payments for both checkpoint programs, plus an additional $30 million of potential milestone payments associated with joint preclinical research for the two programs, which includes payments related to the two milestones achieved to date. Compugen is also eligible to receive royalties on global net sales from any resulting products under the collaboration.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-185910 and 333-198368.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: October 14, 2014	By:	/s/ Tami Fishman Jutkowitz
Tami Fishman Jutkowitz
General Counsel